UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5*)

ORION ENERGY SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

686275108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1.	Names of Reporting Persons: NEAL R. VERFUERTH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,298,687

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,298,687

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,298,687

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.4% based on 20,150,642 shares outstanding on February 6, 2013

12.	Type of Reporting Person: IN

Item 1(a).	Name of Issuer: Orion Energy Systems, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2210 Woodland Drive Manitowoc, WI 54220

Item 2(a).	Name of Person Filing: The person filing this Schedule 13G is Neal R. Verfuerth.
Item 2(b).	Address of Principal Business Office or, if none, Residence: 5042 Pierce Drive Manitowoc, WI 54220
Item 2(c).	Citizenship: Neal R. Verfuerth is a United States citizen.
Item 2(d).	Title of Class of Securities: Common Stock, no par value (the “Shares”)
Item 2(e).	CUSIP Number: 686275108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount beneficially owned: 1,298,687 Shares (1)

(1)         Mr. Verfuerth also owned stock options exercisable to purchase Shares during calendar year 2012.  The Issuer notified Mr. Verfuerth that those stock options were terminated as of November 9, 2012 upon Mr. Verfuerth’s termination for cause as an employee of the Issuer.  Mr. Verfuerth disputes his termination for cause and intends to pursue claims against the Issuer, which may include a claim for wrongful termination.   If Mr. Verfuerth is successful in his claims, his stock options may be reinstated, thereby increasing the number of Shares beneficially owned by him.  If those stock options were in effect as of December 31, 2012, Mr. Verfuerth would have beneficially owned approximately an additional 326,523 Shares, issuable as a result of stock options exercisable within sixty days of December 31, 2012.

Item 4(b)

Percent of class:

The number of Shares of which Neal R. Verfuerth is deemed to be the beneficial owner constitutes approximately 6.4% of the total number of Shares outstanding (based on 20,150,642 Shares outstanding as of February 6, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2013).

Item 4(c)	Number of shares of which such person has:
	(i)	Sole power to vote or direct the vote: 1,298,687(2)
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition of: 1,298,687(2)
	(iv)	Shared power to dispose or direct the disposition of: 0

(2)         Mr. Verfuerth also owned stock options exercisable to purchase Shares during calendar year 2012.  The Issuer notified Mr. Verfuerth that those stock options were terminated as of November 9, 2012 upon Mr. Verfuerth’s termination for cause as an employee of the Issuer.  Mr. Verfuerth disputes his termination for cause and intends to pursue claims against the Issuer, which may include a claim for wrongful termination.   If Mr. Verfuerth is successful in his claims, his stock options may be reinstated, thereby increasing the number of Shares beneficially owned by him.  If those stock options were in effect as of December 31, 2012, Mr. Verfuerth would have beneficially owned approximately an additional 326,523 Shares, issuable as a result of stock options exercisable within sixty days of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
This Item 7 is not applicable

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	NEAL R. VERFUERTH

	By:	/s/ Neal R. Verfuerth
Neal R. Verfuerth